Exhibit 4.3

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

Loma Negra Compañía Industrial Argentina Sociedad Anónima

(LOMA NEGRA C.I.A.S.A.)

SHARE INCENTIVE PROGRAM

February 12, 2021

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

RECITALS

The purpose of this Share Incentive Program (the “Program”) is to attract and retain persons who are exceptionally competent and strategic to Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”).

In order to achieve this purpose, the Company shall deliver Shares to the employees that are eligible due to their continued service and added value once the requirements and conditions of this Program have been met.

By means of this Program, the Company seeks to align the long-term interests of employees and shareholders and translate them into long-term goals and strategies with sustainable value and provide them with an incentive so that they increase their efforts on behalf of the Company.

DEFINITIONS

(i)

“Shares” under this Program shall mean the common shares of the Company listed and traded on Bolsas y Mercados Argentinos S.A. (“Common Shares”) and/or listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) (each ADS being equivalent to 5 Common Shares) granted to each Participant once the requirements of this Program and any requirement that may be applicable under the Plan have been met. The delivery of Shares to Participants in accordance with Section 4.2. of this Program shall involve the transfer of Shares to custody accounts held by the Participants.

(ii)	“Benefit” shall mean the benefit granted under Section 4.3. of this Program.

(iii)

“Change in Control” shall mean a change in the shareholding of the Company involving the sale of all the shares or the addition of a new shareholder to the Company, if such new shareholder has control of the Company under Section 33 of the Argentine Company Act (Law No. 19,550) as amended (1984). Any change in the shareholding of the Company not involving a change in the current indirect control of the Company (MOVER PARTICIPAÇÕES group) shall not constitute a Change in Control.

(iv)

“Cause”, for the purposes of a potential termination of a Participant’s employment by the Company, without prejudice to any limitations imposed under Argentine employment regulations in this regard, shall mean the performance of one or more of the following acts by the Participant:

a.

Theft, fraud, embezzlement, dishonesty or similar misconduct by the Participant including, without limitation, the breach of any confidentiality or exclusivity obligation, the bribery of any person, including any offer, payment, promise of payment or the delivery of anything of value, either directly or indirectly, to any government official, political party, party official or political candidate (“Government Official”) for the purpose of influencing any decision or act of such Government Official or inducing such Government Official to use their influence with others to affect the acts or decisions of a Government, Government office or political party, in order to obtain or retain business for or with, or directing business to, any person, including the Company.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

b.	Any substantial breach that is construed as an essential breach by the Participant of their employment agreement with the Company under Argentine law and/or case law.

c.

Any gross negligence by the Participant causing monetary or moral damage to the Company or adversely affecting the Company’s image, including, without limitation, a sentence imposed to a Participant for a serious crime.

d.	Any violation or breach of, or refusal to comply with, the Company’s internal policies, rules and regulations by the Participant, including, without limitation, the Company’s Code of Business Conduct.

(v)

“Consolidation Date” shall mean the date set in the schedule described in Section 4.1. on which the Shares shall be delivered to the Participant once certain requirements have been met, upon which the Participant shall be deemed to be the beneficiary holder of the Shares and the rights and obligations thereof, and may freely dispose of the Shares without any restriction.

(vi)	“Program Termination Date” shall mean the date on which the Program expires pursuant to Section 6 hereof.

(vii)	“Commencement Date” shall mean the date on which the Company and the Participant execute a Future Share Grant Agreement pursuant to Section 3.2. hereof.

(viii)	“Participant” shall mean any employee of the Company who is invited to participate in the Program and receive its benefits under a specific Plan.

(ix)

“Plan” shall mean the specific written procedure approved by the Board of Directors from time to time on an annual basis within the framework of the Program, pursuant to which the Participants, the Shares to be delivered to each of them, the Commencement Date, and other details shall be determined.

(x)

“Vesting Period” shall mean the time period between the Commencement Date and the Consolidation Date during which the Participant must continue to be an employee of the Company under an employment agreement in order to be entitled to the transfer of Shares under Section 4.2., subject to the limitations set forth in Section 3.5. hereof.

(xi)	“Program” shall mean this extraordinary Share Incentive Program, effective until the Termination Date set forth in Section 6 hereof.

(xii)	“Company” shall mean Loma Negra Compañía Industrial Argentina Sociedad Anónima, as defined in the Recitals.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

1.	ADMINISTRATION OF THE PROGRAM

1.1.	Administration

This Program shall be administered by the Board of Directors of the Company, which shall be in charge of monitoring the Program (hereinafter referred to as the “Board of Directors”). The Board of Directors and/or any future successor body may choose to invite the members of the Executive Board of the Company to participate in meetings with the right to speak but not to vote, and without such members becoming members of the Board of Directors. The Board of Directors may delegate the responsibility for the administration of the Program to the Human Resources Department of the Company. Only the Board of Directors shall have the power to discuss the Program.

The Board of Directors shall have the following powers, among others:

•	To determine the eligible Participants, the number of Shares to be delivered in the future, etc. on the Commencement Date.

•	To set the rules and terms and conditions of the Program, of the Plan and of Future Share Grant Agreements.

•	To interpret the Program, resolve any doubts as to rules and analyze exceptional cases.

•	To determine whether the Shares to be delivered to the Participant shall be Common Shares and/or ADSs on the Commencement Date or the Consolidation Date.

The Human Resources Department of the Company shall be responsible for keeping up-to-date with the relevant legislation and market practices, and shall suggest and recommend any necessary amendments to the Program for approval by the Board of Directors.

Each Plan under the Program shall be approved by the Board of Directors following a proposal by the Corporate People and Governance Committee. Once a Plan has been approved, it shall be managed and implemented by the Human Resources Department of the Company.

In order to avoid any conflict of interest, the Directors who are Participants under a Plan shall not discuss or vote the matters that are in any manner connected or related to the Plan or the terms and conditions of the Plan.

The Program and the Plans shall be subject to the relevant authorizations to be granted by supervisory authorities.

1.2.	Interpretation

Except as otherwise expressly provided in the Program, the Board of Directors shall have full powers to administer the Program, including but not limited to full powers and authority to interpret the provisions of the Program and any Future Share Grant Agreement, as well as to decide on any matter related to the Program. All the decisions made by the Board of Directors shall be final and binding on all Participants.

2.	SHARES SUBJECT TO THE PROGRAM

The Shares to be delivered under the Program shall fall within the scope described in the Recitals of the Program.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

2.1.	Eligibility

a)

The only employees who may participate in the Program and thus receive Shares under the Program are the following: the Chairperson and the members of the Board of Directors, provided that they are employees of the Company, and the Executive Directors, Superintendents and/or Managers of the Company, as provided for in paragraph (b) below.

b)

Upon approval of each Plan under the Program, the Board of Directors shall determine, at its sole discretion, the requirements to be met by the Executive Directors, Superintendents and Managers of the Company who hold strategic positions with high performance/potential in order to be eligible to participate under the Plan. Such requirements shall be promptly informed to the Executive Directors, Superintendents and Managers by the Board of Directors and/or the CEO of the Company. In all cases, the Participant must remain in continuous employment with the Company. An invitation made to a Participant to participate in a Plan shall not guarantee participation in a future Plan, and shall not trigger a vested right to participate in future Plans.

3.	AWARD OF PLANS

3.1.	General Provisions

On an annual basis, before the Program Termination Date, the Company may launch a Future Share Grant Plan in accordance with the Program, as defined in the Definitions of the Program.

Subject to the provisions of the Program, the Board of Directors shall, at its discretion:

i.

determine the persons who will receive the Shares once all the conditions of the Program have been complied with, according to the objective criteria established by the Board of Directors upon approval of each Plan (the “Participants”, as defined in the Definitions of the Program);

ii.	fix the Commencement Date or Dates;

iii.	determine the number of Shares to be delivered to each Participant under each Plan once all the conditions of the Program have been complied with;

iv.	determine, in each case, whether the Shares to be delivered shall be Common Shares and/or ADSs.

3.2.	Commencement Date

The Commencement Date (as defined in the Definitions of the Program) shall be the date on which the Company and the Participant execute and deliver a Future Share Grant Agreement substantially in the form of Exhibit I, provided however that under no circumstances shall such date be prior to the date on which the Participant becomes an employee of the Company.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

During the Vesting Period, the Participant shall only have a potential right to receive the Shares, subject to compliance with the requirements of the Program and, if applicable, of the Plan. Therefore, during the Vesting Period, the Participant shall not become a shareholder of the Company upon execution of the Future Share Grant Agreement or have any shareholder rights, including but not limited to voting and/or dividend rights.

3.3.	Award Levels

The number of Shares to be included in each Plan and to be received by the Participant in the future once the relevant requirements have been complied with shall be determined by the Board of Directors at its discretion.

3.4.	Restrictions

The Participant shall not assign the whole or any part of any right or expectation that they may have under the Plans awarded in their favor. In this regard, Plans may not be transferred or traded.

3.5.	Termination of a Participant’s Eligibility

Notwithstanding any provision to the contrary in the Program, a Participant shall immediately and automatically cease to have such capacity under this Program and shall have no rights under the Program, and the Company shall have no obligations in that regard, if any of the following occurs before the Consolidation Date:

i.	the Participant resigns their position in the Company;

ii.	the Participant is discharged from their position in the Company at any time for Cause;

iii.

the Participant retires or is discharged (or the employment relationship is otherwise terminated) without Cause before the Consolidation Date, except if the Board of Directors decides, at its discretion, to advance or accelerate the Consolidation Date pursuant to Section 5(c) hereof.

In any of these cases, neither the Participant nor their heirs, successors, representatives or assigns shall have any right in the future over the Shares included in the Plan.

4.	TRANSFER OF SHARES

4.1.	Share Delivery Schedule

Provided that the Participant continues to be an employee of the Company at that time, the Shares included in the Plan will be delivered to them on the following Consolidation Dates in the following proportions:

(i)	On January 1 in the first year following the Commencement Date, the Participant shall receive 33% of the Shares included in the Future Share Grant Agreement.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

(ii)

On January 1 in the second year following the Commencement Date, the Participant shall receive an additional 33% of the Shares, thus reaching 66% of the Shares included in the Future Share Grant Agreement.

(iii)	On January 1 in the third year following the Commencement Date, the Participant shall receive 34% of the Shares, thus reaching 100% of the Shares included in the Future Share Grant Agreement.

In addition, upon each Consolidation Date set in the schedule, the Participant shall be vested with the right to fully use and freely dispose of the Shares. In order to exercise ownership rights over the Shares, the Participant shall abide by each and every one of the terms and conditions of the Insider Trading Policy of the Company, applicable capital market regulations, and any limitations arising from share repurchase plans of the Company.

4.2.	Share Delivery Date

On the Consolidation Date, and to the extent that none of the cases described in Section 3.5. occurs, the Company will transfer the Shares included in each Plan to custody accounts held by the Participant in accordance with the schedule and proportions described in the previous section.

4.3.	Benefit Resulting from the Shares

The Benefit that the Participant will receive as a result of the delivery of the Shares on each Consolidation Date will be the market value of the Shares as of that date, and will be subject to legal withholdings and deductions. The Board of Directors shall determine, if applicable, the delivery of either the Common Shares or ADSs pursuant to the award levels described in Section 3.3. hereof.

The Benefit shall be accrued only on the Consolidation Date, and therefore no rights or Benefits will be accrued, earned or acquired under the Program on a monthly, quarterly, semi-annual or annual basis or under any frequency other than on each Consolidation Date. Thus, the Benefit shall not be included in the calculation basis of any item that is calculated on the Participant’s monthly remuneration, including, but not limited to, supplementary annual salary, vacations and compensation for seniority.

4.4.	Withholdings on the Benefit

The transfer of Shares on the Consolidation Date shall be considered as remuneration and shall therefore be included in the labor documentation of the Company and the Participant for all legal purposes, and shall be subject to all current legal deductions, including social security and Income tax, if applicable, as well as any other taxes that may be established in the future on benefits received by employees under an employment agreement. For such purposes, the value of the Common Shares and/or the ADSs will be that listed at the close of business of Bolsas y Mercados Argentinos S.A. and/or the New York Stock Exchange, as applicable, on each Consolidation Date. In addition, each Participant shall be responsible for complying with the applicable regulations on capital market matters and their relevant information regime regarding their shareholding in the Company.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

5.	RIGHTS CONFERRED BY THE SHARES—LIMITATIONS

a)

During the Vesting Period, the Participant shall not be entitled to receive any Shares and shall not be deemed a shareholder as a consequence of entering into the Future Share Grant Agreement, and therefore shall not be entitled to any right related to that capacity.

On the Consolidation Date, according to the schedule established in Section 4.3. hereof, the Participant acquires a property right over the Shares included in the relevant Plan.

b)

Except in those cases in which the Participant is already a shareholder of the Company due to having previously acquired shares and/or ADRs of the Company by their own means, as from the Consolidation Date, the Participant shall acquire the status of shareholder of the Company in relation to the Shares granted under this Program and the relevant Plan. Therefore, they shall be able to exercise all the rights and shall have all the obligations thereof in relation to such Shares.

c)

The Board of Directors may advance or accelerate the Consolidation Dates upon the occurrence of: (i) death, permanent disability that prevents the Participant from continuing to perform their duties for the Company or retirement of the Participant; (ii) discharge without cause; or (iii) Change in Control.

In the event that the Company decides to discharge the Participant without Cause within a period of twelve (12) months after a Change in Control,the Consolidation Date shall be advanced to the date of discharge and therefore on that date the Participant shall receive 100% of the Shares granted under the relevant Plan.

d)

In the event of death, permanent disability that prevents the Participant from continuing to perform their duties for the Company, retirement of the Participant or discharge without cause occurring after the Consolidation Date, the Shares will be owned by the Participant or their assigns, as appropriate.

6.	PROGRAM TERMINATION

The Program shall expire on the date that the Board of Directors, at its sole discretion, resolves to discontinue the Program (the “Program Termination Date”, as defined in the Definitions of this Program). Plans may be awarded under the Program at any time prior to the Program Termination Date.

The invitation to the Participant to participate in the Program does not trigger a vested right to the continuity of the Program, which may be discontinued at any time by the Board of Directors at its sole discretion, since there is no vested right to the continuity of a legal regime. Notwithstanding the foregoing, the current Plans that were already granted shall not be affected by the termination of the Program even if the Termination Date is prior to the relevant Consolidation Date.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

In addition, the Program and its Plans shall be automatically terminated if the Company’s supervisory bodies do not grant the relevant authorizations, which shall be duly informed to each Participant.

7.	APPLICABLE LAW AND JURISDICTION

This Program, the Plans and all Shares that are consequently granted shall be governed by the laws of the Argentine Republic. Any dispute related to the Program or the Plans shall be resolved by the ordinary courts of the Autonomous City of Buenos Aires.

8.	MISCELLANEOUS

(a)

No Participant or any other person shall have the right to claim that other Plans and/or Shares be granted to them under this Program, even after having received one or more Plans and/or Shares under this Program.

(b)

Participation in this Program through a specific Plan shall not entitle any Participant to be invited to participate in any other current or future program, Plan, compensation scheme or policy of the Company.

(c)

Participation in this Program or any act carried out or conduct adopted in the context of this Program shall not involve in any way a promise of job stability for the Participant, or a fixed-term employment agreement, nor shall it limit in any way the right of the Participant or the Company to terminate the Participant’s employment agreement at any time with the consequent termination of the Participant’s rights under this Program.

(d)

Participation in this Program or any act carried out or conduct adopted in the context of this Program shall not limit in any way the Company’s right to make reasonable alterations in the Participant’s working conditions, including their compensation structure.

(e)

The Board of Directors may amend the terms of this Program at its sole discretion at any time, being obliged only to duly notify the Participant in this regard in order to keep them informed of the applicable terms of the Program at all times.

(f)

In the event that any provision of this Program is considered invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining clauses shall not be affected in any way. In the event that any provision of this Program is considered not invalid or not enforceable because it was excessively comprehensive, said provision shall not be void but shall be limited to the scope that the applicable regulations require in order to consider it enforceable.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

(g)	The titles and headings used in this Program are mere references and should not affect in any way the interpretation of the clauses of this Program.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

EXHIBIT I

SAMPLE FUTURE SHARE GRANT AGREEMENT

Name of the Participant: [____________________]

Number of shares [____________________] that represent [___________________] Common Shares or [_____] ADSs.

Commencement Date: [____________________]

By virtue of the Share Incentive Program (the “Program”), dated February 12, 2021 and the Plan approved by the Company’s Board of Directors on [__________], the Company hereby grants the abovementioned Participant, who is an employee of the Company, the above specified Shares, with the restrictions, rights and privileges (including restrictions) established in the Program and subject to the terms and conditions established herein and in the Program.

Capitalized terms that are mentioned herein and are not expressly defined shall have the meaning assigned to them in the Program.

1. Consolidation Date. Provided that the Participant continues to be an employee of the Company at that time, the Shares included in the Plan will be delivered to them on the following Consolidation Dates in the following proportions:

(i)	On January 1 in the first year following the Commencement Date, the Participant shall receive 33% of the Shares.

(ii)	On January 1 in the second year following the Commencement Date, the Participant shall receive an additional 33% of the Shares.

(iii)	On January 1 in the third year following the Commencement Date, the Participant shall receive 34% of the Shares, thus reaching 100% of the Shares.

On each Consolidation Date, the Company will transfer the Shares included in each Plan to a custody account held by the Participant in accordance with the abovementioned schedule and proportions.

The transfer of Shares on the Consolidation Date shall be considered as remuneration and shall therefore be included in the labor documentation of the Company and the Participant for all legal purposes, and shall be subject to all current legal deductions, including social security and Income tax, if applicable, as well as any other taxes that may be established in the future on benefits received by employees under an employment agreement. For such purposes, the value of the Common Shares and/or the ADSs will be that listed at the close of business of Bolsas y Mercados Argentinos S.A. and/or the New York Stock Exchange, as applicable, on each Consolidation Date.

The Benefit that the Participant will receive as a result of the delivery of the Shares on each Consolidation Date will be the market value of the Shares as of that date, and will be subject to legal withholdings and deductions. The Benefit shall be accrued only on the Consolidation Date, and therefore no rights or Benefits will be accrued, earned or acquired under the Program on a monthly, quarterly, semi-annual or annual basis or under any frequency other than on each Consolidation Date. Thus, the Benefit shall not be included in the calculation basis of any item that is calculated on the Participant’s monthly remuneration, including, but not limited to, supplementary annual salary, vacations and compensation for seniority.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

Each Participant shall abide by each and every one of the terms of the Company’s Insider Trading Policy. In addition, each Participant shall be responsible for complying with the applicable regulations on capital market matters and their relevant information regime regarding their shareholding in the Company.

2. Termination of the Employment Relationship

Notwithstanding any provision to the contrary in the Program, a Participant shall immediately cease to have such capacity under this Plan and the Program and shall have no rights, and the Company shall have no obligations in that regard, if any of the following occurs:

i.	the Participant resigns their position in the Company;

ii.	the Participant is discharged from their position in the Company at any time for Cause;

iii.

the Participant retires or is discharged (or the employment relationship is otherwise terminated) without Cause before the Consolidation Date, except if the Board of Directors decides, at its discretion, to advance or accelerate the Consolidation Date pursuant to Section 5(c) of the Program.

In any of these cases, neither the Participant nor their heirs, successors, representatives or assigns shall have any right in the future over the Shares included in the Plan.

3. Amendment of Terms and Conditions. The Company may amend or terminate this Future Share Grant Agreement at any time and without cause, in which case all those Plans granted whose Consolidation Date has not occurred shall be either subject to the new clauses or rendered ineffective, as applicable.

4. Incorporation to the Program. Notwithstanding any provision to the contrary herein, the granting of Plans and the transfer of Shares shall be subject to and governed by the terms and conditions of the Program, provided that Argentine labor law, labor public order, and capital market regulations are duly and fully complied with.

5. Dispute Resolution. Any controversy or claim that arises as a consequence of this Agreement or is related to this Agreement, as well as any breach of its provisions shall be, to the extent permitted by applicable law, resolved in accordance with Section 7 of the Program.

6. Miscellaneous

(a) Relevant notifications shall be sent (i) to the Company, to its main office and/or principal place of business; and (ii) to the Participant, to the address established below, or (iii) in both cases, to any other address that either party may indicate in writing to the other party in the future.

Cecilia Grierson 355, 4th floor (1107) City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

(b) The granting of Plans and the transfer of Shares shall not give the Participant any right to the continuity of their employment relationship with the Company and/or any subsidiary of the Company.

(c) Pursuant to the terms and conditions set forth in the Program, the Board of Directors may at any time amend or cancel any part thereof.

(d) This invitation to participate in this Plan does not guarantee your participation in a future Plan and does not trigger a vested right to participate in future Plans.

The Participant accepts the foregoing Agreement and the terms and conditions of the Program and the Plan under which this Agreement is executed on the [__] day of the month of [______] of the year [_____].

COMPANY

Name:
Position:

PARTICIPANT

Name:

Address of the Participant: